UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statement on Form F-3ASR (File No. 333-168486).

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
July 2010 Up 16.2% Year over Year

Mexico City, August 5, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for July 2010 increased by 16.2% when compared to July 2009.

This announcement reflects comparisons between July 1 through July 31, 2010 and 2009. Transit and general aviation passengers are excluded.

Domestic
Airport	July 2009	July 2010	% Change
Cancún	402,458	420,157	4.4%
Cozumel	7,312	2,620	-64.2%
Huatulco	34,630	35,067	1.3%
Mérida	88,510	99,143	12.0%
Minatitlán	13,152	11,905	-9.5%
Oaxaca	39,526	39,258	-0.7%
Tapachula	12,160	18,057	48.5%
Veracruz	70,086	75,414	7.6%
Villahermosa	65,203	56,863	-12.8%
Total Domestic	733,037	758,484	3.5%

International
Airport	July 2009	July 2010	% Change
Cancún	609,633	808,312	32.6%
Cozumel	41,759	43,560	4.3%
Huatulco	1,466	2,675	82.5%
Mérida	9,961	11,725	17.7%
Minatitlán	409	618	51.1%
Oaxaca	6,946	5,544	-20.2%
Tapachula	251	388	54.6%
Veracruz	7,030	8,000	13.8%
Villahermosa	6,174	6,187	0.2%
Total International	683,629	887,009	29.8%

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Total
Airport	July 2009	July 2010	% Change
Cancún	1,012,091	1,228,469	21.4%
Cozumel	49,071	46,180	-5.9%
Huatulco	36,096	37,742	4.6%
Mérida	98,471	110,868	12.6%
Minatitlán	13,561	12,523	-7.7%
Oaxaca	46,472	44,802	-3.6%
Tapachula	12,411	18,445	48.6%
Veracruz	77,116	83,414	8.2%
Villahermosa	71,377	63,050	-11.7%
ASUR Total	1,416,666	1,645,493	16.2%

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: August 5, 2010